Exhibit 12.1

United Air Lines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

(In Millions)	2005	2004	2003	2002	2001
Earnings (losses):

Loss before income taxes & adjustments for
minority interest and equity earnings/(losses)
in affiliates	$(21,038)	$(1,682)	$(2,772)	$(3,094)	$(3,191)

Add (deduct):
Fixed charges, from below	786	620	654	762	804
Distributed earnings of affiliates	3	2	2	2	1
Amortization of capitalized interest	14	16	17	17	17
Interest capitalized	3	(1)	(3)	(25)	(79)
Loss as adjusted	$(20,232)	$(1,045)	$(2,102)	$(2,338)	$(2,448)

Fixed charges:

Interest expense, including capitalized amounts
and amortization of debt costs	$ 495	$ 462	$ 538	$ 577	$ 461
Portion of rental expense representative
of the interest factor	291	158	116	185	343
Fixed charges	$ 786	$ 620	$ 654	$ 762	$ 804

Ratio of earnings to fixed charges	(a)	(a)	(a)	(a)	(a)

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(a) Earnings were inadequate to cover fixed charges by $21.0 billion in 2005, $1.7 billion in 2004, $2.8 billion in 2003, $3.1 billion in 2002 and $3.3 billion in 2001.